SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

10 May, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

10 May 2012

LLOYDS BANKING GROUP PLC (THE "COMPANY")

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE COMPANY OF 10p EACH ("SHARES")

On 10 May 2012 the Company was notified that on 9 May 2012 the following shares were acquired for the under-mentioned individuals by Equiniti Corporate Nominees Limited AESOP 1 account at 30.9 pence per share, under the Lloyds Banking Group Share Incentive Plan:

Name of individual	Partnership	Matching
Mr J N Maltby	405	97
Ms A S Risley	405	97

The notification relates to transactions notified to Lloyds Banking Group plc by the Company's registrar, which handles administrative arrangements relating to the Lloyds Banking Group Share Incentive Plan, in accordance with paragraph 3.1.4 (1)(a) of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules. The transactions took place in the UK and the shares are listed on the London Stock Exchange.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  10 May, 2012